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CONFIDENTIAL TREATMENT REQUESTED BY AVIS BUDGET GROUP, INC. FOR CERTIAN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)
November 16, 2016

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Avis Budget Group, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-10308

Dear Ms. Raminpour:

This communication is in response to the Staff’s comment letter dated November 3, 2016. For your convenience, we have included in italics the Staff’s comments as set forth in its letter and the Company’s response to each comment immediately below such comment.
Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Securities and Exchange Commission (“Commission”) subject to a confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR § 200. 83). The Company requests that the redacted portions be maintained in confidence, and not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information, disclosure of which could cause the Company competitive harm.
Form 10-K for the year ended December 31, 2015
Note 8. Income Taxes, page F-21
1. You disclose on page F-22 that you recognized a $98 million income tax benefit from the resolution of a prior-year income tax matter and it reduced your effective tax rate by 25.6%. Please describe the nature of this item in further detail. We may have further comments.

RESPONSE:

[Redacted]

Note 19. Segment Information, page F-40
2. On page F-41, you disclose revenue and long-lived assets by geographic location for the United States and All Other Countries. Please confirm if there were any individual foreign countries that were material. If so, revise to disclose revenue and long-lived assets from such countries separately pursuant to ASC 280-10-50-41.

RESPONSE:

We confirm there were no material individual foreign countries that required separate disclosure of revenue or long-lived assets pursuant to ASC 280-10-50-41 for 2015, 2014 or 2013. In future filings, the Company will continue to

***CONFIDENTIAL TREATMENT REQUESTED BY COMPANY PURSANT TO RULE 83***

consider materiality of individual foreign counties when reporting revenue and long-lived assets pursuant to ASC 280-10-50-41.

3. We note your discussion about your various brands in your disclosures and in your earnings calls. Please tell us your consideration to disclose revenue by product and service (or group of similar products and services) pursuant to the entity-wide disclosure requirements of ASC 280-10-50-40. In your response, please provide us with the amount of revenue earned by brand and describe the similarities and differences in your brands.

RESPONSE:

[Redacted]

* * *

On behalf of the Company, the undersigned acknowledges that:

•	The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-4700 should you require further information or have any questions.

Very truly yours,

/s/ DAVID B. WYSHNER
David B. Wyshner
President and Chief Financial Officer

***CONFIDENTIAL TREATMENT REQUESTED BY COMPANY PURSANT TO RULE 83***